

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2012

<u>Via E-Mail</u>
Timothy J. Neher
President
Accelerated Acquisitions XXI, Inc.
c/o Accelerated Venture Partners
1840 Gateway Drive, Suite 200
Foster City, CA 94404

> **Re: Accelerated Acquisitions XXI, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed April 18, 2012**
> **File No. 000-54613**

Dear Mr. Neher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose prominently that you are an emerging growth company, and revise your filing to provide the following additional disclosures:

- Describe how and when a company may lose emerging growth company status;

- A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Your election under Section 107(b) of the Act:

       o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

       o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

<u>Prior Blank Check Company Experience, page 19</u>

2.   Please ensure that your disclosure throughout your document is updated appropriately, including the recent developments regarding Accelerated Acquisition XV, Inc.

<u>Conflicts of Interest, page 26</u>

3.   We note you have not addressed the second sentence of prior comment 5. If your affiliated companies have not filed required reports timely, please balance your disclosure about their "current" reporting to alert investors to the timeliness issue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): Thomas Puzzo, Esq.